December 7, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Rebecca Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 55 (“PEA No. 55”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2018 (SEC Accession Number 0001398344-18-013901), for the purpose of adding a new series, the Reynders, McVeigh Core Equity Fund (the “Fund”). PEA No. 55 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 9, 2018.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement and please consistently respond to all applicable language or identify any discrepancies in your response and explain.

Prospectus

Comment 1. Please insert the Fund’s TICKER symbol on the cover of the Prospectus.

Response: The requested information has been included.

Comment 2. Please update the EDGAR filing system with the Fund’s TICKER symbol.

Response: The EDGAR filing system has been updated to incorporate the Fund’s TICKER symbol.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Comment 3. In the Fund’s Fees and Expenses table, please delete the line items related to shareholder fees as they are not applicable and are not required to be included per Form N-1A.

Response: The Registrant respectfully declines to delete the line items related to shareholder fees. Although the instructions to Item 3 of Form N-1A indicate that inapplicable fee captions may be omitted, the Registrant believes that prospective shareholders expect to see an affirmative representation as to whether certain common shareholder fees are charged by the Fund, such as sales charges and deferred sales charges. The Registrant believes that by affirmatively representing that no such shareholder fees are charged, more transparency is provided to shareholders thereby eliminating ambiguity or doubt that may be caused by the mere absence of the information.

Comment 4.With regard to footnote (1) to the Fees and Expenses table, please revise to state that either: (i) Other Expenses of 0.68% represents current expenses if the maximum administrative services fee of 0.15% were included; or (ii) Other Expenses as stated represents expenses without reflecting the administrative services fee of 0.15% and Other Expenses would be 0.83% if the administrative services fee were authorized and charged in the future.

Response: The Registrant has updated footnote (1) to the Fees and Expenses table in accordance with option (ii) above.

Comment 5. The expense example appears to assume a two-year waiver is in effect, please recalculate the expense example for 3-years assuming the waiver is in place during year 1 only.

Response: The Registrant has updated the expense example for 3-years accordingly.

Comment 6. Please revise the second sentence in the second paragraph of the Fund’s principal investment strategy as referenced below to use plain English rather than industry jargon.

The Adviser will build a diversified portfolio of stocks in a disciplined approach to securities valuation with an emphasis on companies with attractive underlying fundamentals; those that the Adviser believes are financially sound, have a positive, long-term growth outlook, and are led by capable, proven shareholder-sensitive management.

Response: The Registrant has updated the disclosure as follows:

The Adviser will build a diversified portfolio of stocks with an emphasis on companies that the Adviser believes are financially sound, have a positive, long-term growth outlook, and are led by capable management.

Comment 7. Paragraph 3 of the Fund’s Principal Investment Strategy states that the Fund may invest greater than 25% of the Fund’s total assets in a particular industry or group of industries and in particular sectors, while the Sector Risk disclosure in the Fund’s Principal Investment Risks indicates that the Fund will not concentrate in any particular industry or group of industries and the Fund’s SAI states that it will not invest 25% or more of its total assets in a particular industry as a fundamental investment limitation. Please reconcile the discrepancy between the Fund’s Principal Investment Strategy, Sector Risk disclosure and fundamental investment limitation and explain the basis in your response.

Response: The Adviser does not intend to concentrate in a particular sector, such as information technology or healthcare, as a permanent part of its investment strategy, but may, at times, invest more heavily in a particular sector where those stocks are performing more favorably. Accordingly, in an effort to create consistency, and more accurately reflect how the Fund will be managed, the Registrant has revised the last paragraph of the Fund’s Principal Investment Strategy and has incorporated revised disclosure into the Sector Risk disclosure included in the Fund’s Principal Investment Risks, as detailed below. The Registrant believes that it is appropriate to retain the fundamental investment limitation for concentration in the Fund’s SAI.

From Fund’s Principal Investment Strategy:

The Adviser selects stocks that it believes are attractively priced given its analysis of the underlying companies’ balance sheets and perceived sustainable growth opportunities. At times, depending on market conditions, this may lead the Fund to be over-weighted or under-weighted in particular sectors when compared to the overall market.

From Fund’s Principal Investment Risks:

Sector Risk. The allocation of a significant portion of total assets to one or more sectors may make the Fund’s investment portfolio more susceptible to the financial, economic, business, and political developments that affect those sectors. A Fund overweight in its investments in a particular sector may be more impacted by events that impact that sector and may be subject to greater risk of loss than a Fund that has a more diversified portfolio of investments.

Comment 8. Please define the acronyms for NAV and ACH in their first use.

Response: The requested information has been included.

Comment 9. New Fund Risk disclosure in the Fund’s Principal Investment Risks states that the Fund has a limited operating history while in other instances throughout the Prospectus it states that the Fund has not yet commenced operations. Please reconcile the language.

Response: The Registrant has reconciled the language to state that the Fund has recently commenced operations in occurrences where appropriate.

Comment 10. Given the last sentence of the Fund’s Principal Investment Strategy states that it may occasionally invest greater than 25% of its total assets in information technology and healthcare sectors, please add corresponding risk disclosures pursuant to Items (4) and (9) of Form N-1A, or explain in your response why such risk disclosures are not included.

Response: Please see the response to Comment 7 above, which describes the revisions incorporated into the Sector Risk disclosure included in the Fund’s Principal Investment Risks.

Comment 11. Given the inclusion of Growth Investing Risk as a Principal Investment Risk related specifically to the Fund’s investment style, please clarify how Style Risk included as a Principal Investment Risk addresses the related risks differently than Growth Investing Risk, or alternatively, consider removing Style Risk.

Response: The Registrant agrees that there is redundancy between the risk disclosures and has removed Style Risk.

Comment 12. In the sub-section “Investment Process” under the section “Additional Information Regarding Principal Investment Strategies,” please clarify the following listed research processes by providing concrete examples of each:

(i) Ultilize insight from portfolio companies and managements; and

(iii) Seek out disruption and negative sentiment.

Response: Bullet (iii) has been deleted in its entirety and bullet (i) has been revised as follows:

(i) Utilize insight from portfolio companies, which includes any of the following: analyze balance sheet, income statement, published earnings and SEC filings; speak with management and/or investor relations representatives; and review public presentations made by the company.

Comment 13. If the Adviser relies on ESG analysis as indicated in the sub-section “Investment Process”, please include and summarize in Item (4) of Form N-1A, include the corresponding risk disclosures in Items (4) and (9) of Form N1-A and expand on the ESG analysis process by stating how the Adviser determines the footprint.

As part of its holistic research process, the Adviser combines its fundamental analysis with an environmental, social and governance (“ESG”) analysis that examines a company’s environmental, social and corporate governance footprints within its respective industry.

Response: The Registrant has added the disclosure referenced below to the second paragraph of the Fund’s principal investment strategy and has amended the referenced text above taken from the sub-section “Investment Process” with the following:

As part of its research process, the Adviser combines its financial analysis with an analysis of each company’s environmental, social and governance (“ESG”) performance. The Adviser believes that understanding a company’s ESG profile complements traditional financial analysis. In order to incorporate ESG factors into the investment discipline, the Adviser analyzes a wide range of sources and incorporates that information into the overall research process. These sources include a company’s own ESG reports, comparative studies done by specialists in ESG research, and the use of an outside research service that aggregates hundreds of sources of ESG data into quantifiable measures.

In addition, the Registrant has included the following additional risk disclosure:

ESG Criteria Risk. The risk that because the Fund’s ESG criteria may exclude securities of certain issuers for nonfinancial reasons, the Fund may forgo some market opportunities available to funds that do not use these criteria.

Comment 14. The following Item 9 risk disclosures are identical to the risk disclosures included in Item 4 of Form N1-A: Currency Risk, Foreign Custody Risk, Sector Risk and Style Risk. Please augment the risk disclosures included in Item 9 of Form N-1A, as appropriate.

Response: The risk disclosures included in Item 4 and Item 9 of Form N-1A have been augmented, as appropriate.

Comment 15. In the last sentence of the second paragraph of the sub-section “By Wire” in the section “How to Buy Shares,” it states that there is presently no fee for the receipt of wired funds, but that the Fund may charge for this service in the future. Please disclose the maximum fee that may be charged in the future for wired funds.

Response: In lieu of including specific fee disclosure, the Registrant represents that the Fund has no plans to charge such a fee in the immediate future. Should it be determined to charge such a fee in the future, the Registrant will file a supplement to the prospectus to update this disclosure accordingly prior to charging any such fee.

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc: Mr. Brandon Kipp, Chief Compliance Officer